

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

<u>Via Facsimile</u>
Mr. Lynn Amos
Chief Financial Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, North Carolina 28277

> **Re:** **Polypore International, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 28, 2013**
> **Filed November 5, 2013**
> **Response Letter Dated October 25, 2013**
> **File No. 1-32266**

Dear Mr. Amos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Gross Profit, page 33

1. We have read your response to prior comments 2 and 3, from our letter dated October 10, 2013, and have the following additional comments:

   - You indicate that you disclose the nature of the items impacting gross margins on a consolidated basis and provide additional details for those items in the discussion of operating results by financial reporting segments. You also indicate that your segment disclosures and related discussion of segment operating results address the impact of specific product lines on operating results. While we note your cross reference to your operating results by financial reporting segments discussion, we continue to believe a concise discussion and quantification of the most significant items that impacted consolidated gross profit is necessary for a reader's full understanding of your consolidated results;

- You indicate that you have disclosed capacity utilization in terms of sales capacity on page 36 of your filing. However, your disclosure does not sufficiently address the third bullet point of our comment.   As previously requested, please quantify the change in capacity utilization between periods and explain how that change impacted your gross margins and operating income margins.   For each period presented, please expand your disclosure to include the production capacity added and the impact the additional capacity had on your sales and gross margin;

- You indicate that the key driver of your profitability is sales and the resulting benefit of higher production volumes. In order for a reader to better understand and assess the impact of changes in sales on gross profit, gross profit margin, operating profit and operating profit margin, please revise future filings to disclose and discuss fixed costs of sales versus variable costs of sales during each period presented.

- Please include proposed disclosure revisions with your response.

Form 10-Q for Fiscal Quarter Ended September 28, 2013

Net sales, page 25

2.	Please show us how you will revise your disclosures in future filings to clarify what you mean by your statement, "We are having supply discussions which we believe impacted sales volume during the third quarter of 2013 and may continue to impact sales volumes in the fourth quarter 2013."

Segment operating income, page 25

3.	You indicate that based on annualized sales in the third quarter of 2013 your current production capacity in terms of sales was approximately 30%. This production capacity is significantly lower than your 2012 production capacity in terms of sales which was greater than 40%. We further note that your total production capacity remained unchanged at $400 million in annual lithium battery separator sales. You further indicate that the decline in sales volumes in 2012 and 2013 was due to weakness in end-market demand and capacity limitations in 2011 which caused you to miss some sales qualification opportunities for devices being sold in the market today. Please show us how you will revise future disclosures to address when the 2011 capacity limitations will no longer impact you, the underlying causes of the weakness in end-market demand, and when you expect such weakness to dissipate. In this regard, we note your disclosure on page 29 of your Form 10-K for the year ended December 31, 2012, stating that although sales declined during 2012, you expected overall demand to increase in 2013 and that long-term demand drivers for your products remained fully intact. Ensure your proposed disclosures specify what occurred during 2013 such that your expectation for overall demand to increase was not met.

Form 8-K Filed November 4, 2013

Exhibit 99.1

4.   Your Third Quarter Adjusted Results and Third Quarter Year to Date Adjustment results appear to represent full non-GAAP statements of income. Please revise your presentation in future filing to provide relevant information to investors without providing full non-GAAP financial statements. Please refer to Question 102.10 of the Division of Corporation Finance's Compliance and Disclosures Interpretations on Non-GAAP Financial Measures which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm .

You may contact Tracie Towner at (202) 551-3744, or Jeanne Baker at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief